September 19, 2019


Via E-mail

Ms. Jennifer A. Covell, Esq.
New York Life Insurance and Annuity Corporation
51 Madison Avenue
New York, NY 10010

       Re:    NYLIAC Corporate Sponsored Variable Universal Life Separate
Account-I
              File Nos. 333-232790 and 811-07697

Dear Ms. Covell:

       On July 24, 2019, NYLIAC Corporate Sponsored Variable Universal Life Separate
Account-I (the "Separate Account") filed a registration statement on Form N-6. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

   1. Please clarify in your response whether there are any types of guarantees or support agreements with third parties to support any of NYLIAC's guarantees under the policy or whether NYLIAC will be solely responsible for payment of policy benefits.

   2. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when the omitted information is supplied.

   3. The prospectus contains numerous references to "riders" but there don't appear to be any for this policy. Please delete these references.

Summary of Benefits and Risks, page 5

   4. Please describe as risks that that the policies are unsuitable as short-term savings vehicles, and the limitations on access to cash value through withdrawals.
 Ms. Jennifer A. Covell, Esq.
New York Life Insurance and Annuity Corporation
September 19, 2019
Page 2


Three Life Insurance Benefit Options, page 6

   5. Please disclose whether there is a minimum death benefit guarantee associated with the policy. See Item 8(a)(vi) of Form N-6.

   6. Please disclose why a policyowner might prefer one of the three options over the other two.

   7. We note the use of defined terms such as ACSV in the summary. Please define abbreviated terms the first time they are used.

Periodic Charges Other Than Funds' Operating Expenses, page 11

   8. Please also express the Monthly M&E Charge as an annual rate.

   9. We refer to footnote 1. Please disclose all state variations in the prospectus. Also, please confirm that the guaranteed charge is the maximum charge that could be charged in any state.

   10. Please include the Monthly Additional Flat Extra charges cited in footnote 2 as separate line items in the fee table or advise why you believe this is not required.

   11. In footnote 5, please disclose that the charge will never exceed the maximum stated in the table.

Definitions, page 13

   12. Please more clearly explain the difference between Cumulative Premium Expense Charge and Premium Expense Charge.

Our Rights, page 18

   13. In the last paragraph on page 18, please clarify that you will not transfer amounts invested in an Investment Division without the policyowner's instructions, except as permitted by applicable law.

The Fixed Account, page 19

   14. Please also describe the General Account, including that the Fixed Account, life insurance benefits, and insurance guarantees are paid from this account, and that this account is subject to the insurer's claims-paying ability and financial strength.
 Ms. Jennifer A. Covell, Esq.
New York Life Insurance and Annuity Corporation
September 19, 2019
Page 3


   15. Please disclose that disclosures regarding the Fixed Account are, however, subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

Investment Return, page 28

   16. The capitalized term "Effective Annual Loan Interest Rate" appears in this section but is not defined. Please define it. Please also ensure that the term is consistently capitalized throughout the document.

Voting, page 29

   17. Please disclose when and how you can override a policyowner's voting instructions.

Policy Charge Options ("PCOs"), page 30

   18. The third paragraph states that the bulleted list appearing in that paragraph demonstrates
       "examples" of the differences in the PCOs. Please set forth with specificity all differences between the PCOs.

Monthly Mortality and Expense Charge, page 34

   19. In the second full paragraph, please disclose that the Monthly M&E charge will never exceed the guaranteed maximum.

Amount in the Fixed Account, page 40

   20. Please describe all current limitations on amounts that may be allocated or transferred into the Fixed Account in the prospectus rather than referring the investor to the allocation form for information.

Transfers among Investment Divisions and from the Investment Divisions to the Fixed Account, page 41

   21. Please disclose in the first paragraph under this heading, if true, that the only current limitations are set forth below.

Attained Age 100 Policy Anniversary, page 44

   22. In subsection (i), please revise the disclosure to indicate that Transfers among the
       Investment Allocation Options will continue to be allowed, subject to the limitations described in the prospectus, rather than the policy, and then describe these limitations.
 Ms. Jennifer A. Covell, Esq.
New York Life Insurance and Annuity Corporation
September 19, 2019
Page 4


Free Look, page 48

   23. Disclosure indicates that you will allocate premium payments during the free look period to the General Account. Please provide a legal basis for this procedure, given that (a) the
       General Account is not an investment option under the policy and (b) even if the General
       Account were an investment option under the policy, this procedure is not restricted to policies sold in states that require return of premium.

Effect of Investment Performance on the Death Benefit, page 53

   24. In these examples and throughout the prospectus, please consistently use either the term
       "Life Insurance Benefit" or the term "Death Benefit."

Suicide, page 55

   25. Disclosure states that, if a suicide occurs within two years of the effective date of a Face
       Amount increase or the Life Insurance Benefit is increased due to an Unplanned
       Premium payment, you will only pay the Monthly Cost of Insurance Charges. Please disclose whether you will also pay the "limited life insurance benefit" described in the prior sentence.

   26. Please disclose the state variations referenced in the first sentence.

The Effect of a Partial Surrender, page 56

   27. Please briefly describe in clearly understandable terms whether and how partial surrenders will affect the Life Insurance Benefit.

Loans, page 58

   28. The second paragraph of this section directs the policy owner to his or her policy for information on state variations. Please explicitly disclose this and all other state variations in the prospectus.

   29. Please include disclosure relating to notice to policyowners of interest rate changes, or tell us why you believe this is not necessary for this policy.

The Effect of a Policy Loan, page 59

   30. Please clarify for investors the term "unpaid capitalized loan interest."
 Ms. Jennifer A. Covell, Esq.
New York Life Insurance and Annuity Corporation
September 19, 2019
Page 5


Late Period, page 60

   31. Please include the disclosures required by Item 11(c) of Form N-6 (effect of lapse).

Reinstatement Option, page 60

   32. In the last sentence on page 60, disclosure states that payments received after 4:00 p.m.
       will be credited on the next Business Day. Please advise why this cut off time is used in this one instance, instead of the close of the NYSE.

Federal Income Tax Considerations, page 62

   33. Please describe the taxation of death benefit proceeds and any other amounts that may be received under the policy.

Records and Reports, page 69

   34. Please revise the last sentence of the first paragraph to eliminate the requirement that the policyowner must notify the company within 15 days of any errors in statements.

State Variations, page 69

   35. Please revise the heading to note that the list contains all material state variations.

Statement of Additional Information

   36. Please disclose the information required by Item 16(a) of Form N-6 regarding NYLIAC.

Part C. Other Information

Item 33. Fee representations, page C-9

   37. Please cite the name of this policy in the fee representation.

                                         *   *    *   *    *

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be
 Ms. Jennifer A. Covell, Esq.
New York Life Insurance and Annuity Corporation
September 19, 2019
Page 6


accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Separate Account and NYLIAC and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-3503 if you have any questions.


                                                            Sincerely,

                                                            /s/ David L. Orlic

                                                            David L. Orlic
                                                            Senior Counsel


cc:    Sally Samuel, Esq., Branch Chief
       William J. Kotapish, Esq., Assistant Director
              Disclosure Review and Accounting Office
              U.S. Securities and Exchange Commission